SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
--------------------------------------------------------------------------------

                                 SCHEDULE 14D-1
               Tender Offer Statement Pursuant to Section 14(d)(1)
                     of the Securities Exchange Act of 1934
                                (AMENDMENT NO. 1)

--------------------------------------------------------------------------------

                        LIBERTY TAX CREDIT PLUS III L.P.
                            (Name of Subject Company)


                        LEHIGH TAX CREDIT PARTNERS L.L.C.
                                    (Bidder)

                       BENEFICIAL ASSIGNMENT CERTIFICATES
                                 (Title of Class
                                 of Securities)

                                   531280 30 3
                             (CUSIP Number of Class
                                 of Securities)

--------------------------------------------------------------------------------
                                J. Michael Fried
                           c/o Related Capital Company
                               625 Madison Avenue
                               New York, NY 10022

                                   Copies to:

                                  Peter M. Fass
                                Battle Fowler LLP
                               75 East 55th Street
                               New York, NY 10022
                                 (212) 856-7000

                     (Name, Address and Telephone Number of
                    Person Authorized to Receive Notices and
                       Communications on Behalf of Bidder)

                            Calculation of Filing Fee
--------------------------------------------------------------------------------

           Transaction                                     Amount of
           Valuation*                                      Filing Fee
------------------------------                      ----------------------------
           $10,325,000                                       $2,065
--------------------------------------------------------------------------------
            *For purposes of calculating the filing fee only. This amount assumes the purchase of 17,500 Beneficial Assignment Certificates (representing assignments of limited partnership interests) ("BACs") of the subject company for $590 per BAC in cash.

{ x } Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and date of its filing.

Amount previously paid:                       $2,058.70
Form or registration no.:                     Schedule 14D-1
Filing party:                                 Lehigh Tax Credit Partners L.L.C.
Date filed:                                   April 10, 1997


                         (Continued on following pages)

                               (Page 1 of 7 pages)

Cusip No.:  531280 30 3               14D-1                         Page 2 of 7

--------------------------------------------------------------------------------
1.         Name of Reporting Person
           S.S. or I.R.S. Identification No. of Above Person

           LEHIGH TAX CREDIT PARTNERS L.L.C.
--------------------------------------------------------------------------------

2.         Check the Appropriate Box if a Member of a Group
           (See Instructions)
                                                              (a)  { }
                                                              (b)  {X}
--------------------------------------------------------------------------------
3.         SEC Use Only

--------------------------------------------------------------------------------
4.         Sources of Funds (See Instructions)

           AF; BK
--------------------------------------------------------------------------------
5.         Check Box if Disclosure of Legal Proceedings is Required
           Pursuant to Item 2(e) or 2(f)
                                                                            |  |
                                                                             --
--------------------------------------------------------------------------------
6.         Citizenship or Place of Organization

           Delaware

--------------------------------------------------------------------------------
7.         Aggregate Amount Beneficially Owned by Each Reporting Person

           95 Beneficial Assignment Certificates (representing assignments of limited partnership interests)
--------------------------------------------------------------------------------
8.         Check Box if the Aggregate Amount in Row (7) Excludes
           Certain Shares (See Instructions)
                                                                            |  |
                                                                             --
--------------------------------------------------------------------------------
9.         Percent of Class Represented by Amount in Row (7)

           Less than 1%
--------------------------------------------------------------------------------
10.        Type of Reporting Person (See Instructions)

           OO

Cusip No.:  531280 30 3               14D-1                         Page 3 of 7

--------------------------------------------------------------------------------
1.         Name of Reporting Person
           S.S. or I.R.S. Identification No. of Above Person

           LEHIGH TAX CREDIT PARTNERS, INC.
--------------------------------------------------------------------------------

2.         Check the Appropriate Box if a Member of a Group
           (See Instructions)
                                                              (a)  { }
                                                              (b)  {X}
--------------------------------------------------------------------------------
3.         SEC Use Only


--------------------------------------------------------------------------------
4.         Sources of Funds (See Instructions)

           AF; BK
--------------------------------------------------------------------------------
5.         Check Box if Disclosure of Legal Proceedings is Required
           Pursuant to Item 2(e) or 2(f)
                                                                           |  |
                                                                            --
--------------------------------------------------------------------------------
6.         Citizenship or Place of Organization

           Delaware

--------------------------------------------------------------------------------
7.         Aggregate Amount Beneficially Owned by Each Reporting Person

           95 Beneficial Assignment Certificates (representing assignments of limited partnership interests)
--------------------------------------------------------------------------------
8.         Check Box if the Aggregate Amount in Row (7) Excludes
           Certain Shares (See Instructions)
                                                                           |  |
                                                                            --
--------------------------------------------------------------------------------
9.         Percent of Class Represented by Amount in Row (7)

           Less than 1%
--------------------------------------------------------------------------------
10.        Type of Reporting Person (See Instructions)

           CO

                        AMENDMENT NO. 1 TO SCHEDULE 14D-1

           This Amendment No. 1 amends the Tender Offer Statement on Schedule 14D-1 filed with the Securities and Exchange Commission on April 10, 1997 by Lehigh Tax Credit Partners L.L.C., a Delaware limited liability company ("the Purchaser"), relating to the tender offer by the Purchaser to purchase up to 17,500 issued and outstanding Beneficial Assignment Certificates ("BACs") representing assignments of limited partnership interests ("Limited Partnership Interests") in Liberty Tax Credit Plus III L.P., a Delaware limited partnership (the "Partnership"), to include the information set forth below. Terms not otherwise defined herein shall have the meaning ascribed to them in the Schedule 14D-1 and the Offer to Purchase.

Item 1.    Security and Subject Company.

           Item 1(b) is hereby supplemented and amended as follows:

           The information set forth in the Introduction to the Supplement to the Offer to Purchase, a copy of which is attached hereto as Exhibit (a)(4) (the "Supplement"), is incorporated herein in its entirety by reference.

Item 3.    Past Contacts, Transactions or Negotiations With the Subject
           Company.

           Item 3(b) is hereby supplemented and amended as follows:

           The information set forth in Section 11 ("Background of the Offer") of the Supplement is incorporated herein in its entirety by reference.

Item 4.    Source and Amount of Funds or Other Consideration.

           Item 4(a) is hereby amended as follows:

           The information set forth in Section 12 ("Source of Funds") of the Supplement is incorporated herein in its entirety by reference.

Item 7. Contracts, Arrangements, Understandings or Relationships with Respect to the Subject Company's Securities.

           Item 7 is hereby amended as follows:

           The information set forth in Section 11 ("Background of the Offer") of the Supplement is incorporated herein in its entirety by reference.

Item 10.   Additional Information.

           Items 10(e) and (f) are hereby supplemented and amended as follows:

           The information set forth in the Supplement, a copy of which is attached hereto as Exhibit (a)(4), is incorporated herein in its entirety by reference.

Item 11.   Material to be Filed as Exhibits.

                  (a)(4)    Supplement to Offer to Purchase dated April 24,
                            1997.

                  (a)(5)    Letter of Transmittal.

                  (c)(5) Letter Agreement dated April 23, 1997 among Lehigh Tax Credit Partners L.L.C. and Everest Properties (the "Everest Settlement Agreement").

                                   SIGNATURES

                     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:  April 24, 1997

                                 LEHIGH TAX CREDIT PARTNERS L.L.C.

                                 By:  Lehigh Tax Credit Partners,
                                      Inc., its managing member

                                      By:  /s/ Alan P. Hirmes
                                           ----------------------------
                                           Name:  Alan P. Hirmes
                                           Title: Vice President


                                 LEHIGH TAX CREDIT PARTNERS, INC.

                                 By:  /s/ Alan P. Hirmes
                                      ---------------------------------
                                      Name:  Alan P. Hirmes
                                      Title: Vice President

                                  EXHIBIT INDEX

EXHIBIT
NO.                                   TITLE
-------                               -----

(a)(4)               Supplement to Offer to Purchase dated April 24, 1997.

(a)(5)               Letter of Transmittal

(c)(5)               Letter Agreement dated April 23, 1997 among Lehigh
                     Tax Credit Partners L.L.C. and Everest Properties (the "Everest Settlement Agreement").